UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

JASPER THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

471871 103

(CUSIP Number)

September 24, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Amplitude Healthcare Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,300,000(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,300,000(1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,300,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.30%(2)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Metalmark Amplitude Healthcare Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,300,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,300,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,300,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.30%(2)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons HC IC HOLDINGS LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,000(3)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 200,000(3)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.55%(2)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Howard I. Hoffen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,500,000(1)(3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,500,000(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(1)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.85%(2)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Kenneth F. Clifford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,500,000(1)(3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,500,000(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(1)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.85%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)	Amplitude Healthcare Holdings LLC, is the record holder of the shares reported herein. Metalmark Amplitude Healthcare Holdings LLC is the managing member of Amplitude Healthcare Holdings LLC. Mr. Hoffen and Mr. Clifford, as partners of Metalmark Capital II LLC (“Metalmark”), which is the managing member of Metalmark Amplitude Healthcare Holdings LLC. Mr. Hoffen and Mr. Clifford may be deemed to share beneficial ownership of the shares directly held by Amplitude Healthcare Holdings LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2)	Percentage based on 36,520,288 shares of the Issuer’s Voting Common Stock outstanding as of September 24, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2021.

(3)	HC IC Holdings LLC is the record holder of the shares reported herein. Mr. Hoffen and Mr. Clifford are the members of HC IC Holdings LLC. Mr. Hoffen and Mr. Clifford may be deemed to share beneficial ownership of the shares directly held by HC IC Holdings LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

Item 1.
	(a)	Name of Issuer Jasper Therapeutics, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 2200 Bridge Parkway, Suite #102 Redwood City, CA 94065

Item 2.
	(a)	Name of Person Filing Amplitude Healthcare Holdings LLC, Metalmark Amplitude Healthcare Holdings LLC, HC IC Holdings LLC, Howard Hoffen, Kenneth Clifford (collectively, the “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence 1177 Avenue of the Americas, Fl 40 New York, NY 10036
(c)

Citizenship
Amplitude Healthcare Holdings LLC is a limited liability company formed in Delaware. Metalmark Amplitude Healthcare Holdings LLC is a limited liability company formed in Delaware. HC IC Holdings LLC is a limited liability company formed in Delaware. Each of Howard Hoffen and Kenneth Clifford is a citizen of the United States of America.

	(d)	Title of Class of Securities Voting Common Stock, par value $0.0001
	(e)	CUSIP Number 471871 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
(a), (b) and (c)—The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021

Amplitude Healthcare Holdings, LLC

By:	Metalmark Amplitude Healthcare Holdings LLC, its managing member

	By:	/s/ Kenneth Clifford
Name: Kenneth Clifford
Title: Authorized Person

HC IC Holdings LLC.

By:	/s/ Kenneth Clifford
Name: Kenneth Clifford
Title: Member

/s/ Howard Hoffen
Howard Hoffen

/s/ Kenneth Clifford
Kenneth Clifford

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 4, 2021

Amplitude Healthcare Holdings, LLC

By:	Metalmark Amplitude Healthcare Holdings LLC, its managing member

	By:	/s/ Kenneth Clifford
	Name:	Kenneth Clifford
	Title:	Authorized Person

HC IC Holdings LLC.

By:	/s/ Kenneth Clifford
	Name:	Kenneth Clifford
	Title:	Member

/s/ Howard Hoffen
Howard Hoffen

/s/ Kenneth Clifford
Kenneth Clifford